UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(a)
                               (Amendment No. 17)*


                              The Denali Fund Inc.
            (formerly Neuberger Berman Real Estate Income Fund Inc.)
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    24823A102
                                 (CUSIP Number)

                             Stephen C. Miller, Esq.
                           2344 Spruce Street, Suite A
                             Boulder, Colorado 80302
                                 (303) 444-5483
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 13, 2008
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

--------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 24823A102
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1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

   Lola Brown Trust No. 1B

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2. Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)
        (b)

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3. SEC Use Only

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4. Source of Funds (See Instructions) WC OO

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5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
or 2(e)

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6. Citizenship or Place of Organization Alaska

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Number of         7.       Sole Voting Power                  3,010,495
Shares Bene-
ficially Owned    8.       Shared Voting Power
by Each
Reporting         9.       Sole Dispositive Power             3,010,495
Person With
                  10.      Shared Dispositive Power

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11. Aggregate Amount Beneficially Owned by Each Reporting Person 3,010,495

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

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13. Percent of Class Reported by Amount in Row (11)         72.4%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions)      OO

CUSIP No. 24823A102

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1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

   Stewart R. Horejsi

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)

--------------------------------------------------------------------------------

3. SEC Use Only

--------------------------------------------------------------------------------

4. Source of Funds (See Instructions) Not applicable

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

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6. Citizenship or Place of Organization United States

--------------------------------------------------------------------------------

Number of         7.       Sole Voting Power         0
Shares Bene-
ficially Owned    8.       Shared Voting Power       0
by Each
Reporting         9.       Sole Dispositive Power    0
Person With
                  10.      Shared Dispositive Power  0

--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person           0

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13. Percent of Class Reported by Amount in Row (11)               0%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions) IN

                  Amendment No. 17 to Statement on Schedule 13D

     This statement on Schedule 13D relates to the Common Stock, $0.0001 par value per share of The Denali Fund Inc. (formerly Neuberger Berman Real Estate Income Fund, Inc.), a Maryland corporation (the "Company"). Items 1, 2, 3, 4 and 5 of this statement, previously filed by the Lola Brown Trust No. 1B (the "Lola Trust") and the Ernest Horejsi Trust No. 1B (the "Ernest Trust"), as the direct beneficial owner of the Shares, and Stewart R. Horejsi, by virtue of the relationships described previously in this statement, are hereby amended as set forth below.

Item 1. Security of Issuer

     This Statement relates to the Common Stock, $0.0001 par value per share (the "Shares") of The Denali Fund Inc., a Maryland corporation (the "Company"). The principal executive offices of the Company are located at 2344 Spruce Street, Suite A, Boulder, Colorado 80302.

Item 2. Identity and Background

         No change except for addition of the following:

     (a) This Statement is filed (i) by the Lola Brown Trust No. 1B (the "Lola Trust"), as the direct beneficial owner of shares and (ii) by virtue of certain relationships described in this statement, by Stewart R. Horejsi (Mr. Horejsi, the Lola Trust are collectively referred to herein as the "Reporting Persons"). By signing this Statement, each Reporting Person agrees that this Statement is filed on its or his behalf.

     The trustees of the Lola Trust are Alaska Trust Company ("Alaska Trust"), Susan L. Ciciora and Larry L. Dunlap (collectively, the "Trustees"). The Trustees may be deemed to control the Lola Trust and may be deemed to possess indirect beneficial ownership of the Shares held by the Lola Trust. However, none of the Trustees, acting alone, can vote or exercise dispositive authority over Shares held by the Lola Trust. Accordingly, the Trustees disclaim beneficial ownership of the Shares beneficially owned, directly or indirectly, by the Lola Trust.

     As a result of his advisory role with the Lola Trust, Mr. Horejsi may be deemed to have indirect beneficial ownership over the Shares directly beneficially owned by the Trusts. However, Mr. Horejsi disclaims beneficial ownership of the Shares directly beneficially held by the Lola Trust.

     (b) The business address of the Lola Trust and Alaska Trust is c/o Alaska Trust Company, 1029 West Third Avenue, Suite 400, Anchorage, Alaska, 99501. The business address of Mr. Horejsi and Ms. Ciciora is 2344 Spruce Street, Suite A, Boulder, Colorado 80302. The business address of Mr. Dunlap is 771 Victoria Heights Terrace, Salina, Kansas 67401.

     (c) The Lola Trust is an irrevocable grantor trust organized by Mr. Horejsi's grandmother, Lola Brown, for the benefit of her issue. Alaska Trust is an Alaska chartered public trust company which is majority owned and controlled by the Stewart West Indies Trust, an Alaska trust and an affiliate of the Lola Trust.

     (d) None of the Reporting Persons, Alaska Trust, Ms. Ciciora or Mr. Dunlap have been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, none of the Reporting Persons, Alaska Trust, Ms. Ciciora or Mr. Dunlap was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

     (f) Mr. Horejsi, Ms. Ciciora and Mr. Dunlap are each citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

     No change except for addition of the following:

     The total amount of funds required by the Lola Trust to purchase the Shares as reported in Item 5(c) was $713,912.11. Such funds were provided by the Lola Trust's cash on hand, inter-trust advances and margin borrowings under an account maintained by Merrill Lynch, Pierce, Fenner & Smith Incorporated.


Item 4. Purpose of Transaction

     No change except for addition of the following:

     The Lola Trust purchased the Shares reported in Item 5(c) in order to increase its equity ownership of the Company. Depending upon their evaluation of the Company's investments and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, effective yield on the Shares, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may act with the Reporting Persons (collectively referred to as the "Other Entities") may from time to time purchase Shares, and any of the Reporting Persons or Other Entities may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares. Any such additional purchase or sale of the Shares may be in open market, in privately-negotiated transactions or otherwise.


Item 5. Interest in Securities of the Issuer.

     No change except for addition of the following:

     (a) The Lola Trust is the direct beneficial owner of 3,010,495 shares or approximately 72.4% of the 4,157,117 Shares outstanding as of April 30, 2008 (the "Outstanding Shares"), according to information contained in the Company's semi-annual report to stockholders. By virtue of the relationships reported in this Statement, Mr. Horejsi may be deemed to share indirect beneficial ownership of the Shares directly beneficially owned by the Lola Trust. Mr. Horejsi disclaims all such beneficial ownership. By virtue of the relationships and transactions described in this Statement, the Reporting Persons may be deemed to constitute a group. Unless otherwise specifically stated, each Reporting Person disclaims beneficial ownership of Shares directly beneficially owned by other Reporting Persons.

     (c) The table below sets forth information relating to the purchases of Shares purchased by the Lola Trust. Such purchases were effected by the Lola Trust on the New York Stock Exchange.


                           Date              Shares          Purchase Price

                              10/02/08             2,000                $14.96
                              10/20/08             2,000                $11.53
                              10/20/08             2,000                $11.46
                              10/21/08             2,000                $11.59
                              10/21/08               100                $11.68
                              11/13/08               800                $10.39
                              11/13/08             1,000                 $9.05
                              11/13/08             1,000                 $9.06
                              11/13/08             1,800                 $9.17
                              11/13/08             3,600                 $8.98
                              11/13/08             1,000                 $8.97
                              11/13/08             2,100                 $9.18
                              11/13/08             2,000                 $9.11
                              11/13/08             1,000                 $9.08
                              11/13/08             1,000                 $9.01
                              11/13/08               600                 $9.02
                              11/13/08             1,400                 $9.10
                              11/13/08             2,000                 $9.12
                              11/13/08               700                 $9.15
                              11/13/08             1,300                 $9.16
                              11/13/08             2,200                 $9.28
                              11/13/08             2,000                 $9.20
                              11/13/08             2,000                 $9.26
                              11/13/08             2,100                 $9.29
                              11/13/08               425                 $9.30
                              11/13/08             1,000                 $9.50
                              11/13/08               400                 $9.52
                              11/13/08             1,800                 $9.57
                              11/13/08               200                 $9.58
                              11/13/08               100                 $9.59
                              11/13/08             1,900                 $9.60
                              11/13/08               300                 $9.54
                              11/13/08               700                 $9.67
                              11/13/08               100                 $9.55
                              11/13/08               300                 $9.92
                              11/13/08             1,000                $10.52
                              11/13/08               575                $10.53
                              11/13/08             1,100                $10.54
                              11/13/08             1,000                $10.56
                              11/13/08             1,000                $10.49
                              11/13/08             5,000                $10.10
                              11/13/08               100                 $9.98
                              11/13/08               500                $10.04
                              11/13/08               400                $10.25
                              11/13/08             1,000                $10.21
                              11/13/08             1,000                $10.18
                              11/13/08             2,000                $10.24
                              11/13/08             1,400                $10.40
                              11/13/08               775                $10.35
                              11/13/08             2,200                $10.36
                              11/13/08               100                $10.38
                              11/13/08             5,000                $10.60
                              11/14/08               400                 $9.91
                              11/14/08             1,600                $10.33
                              11/14/08               200                $10.07



                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    November 20, 2008


/s/ Stewart R. Horejsi
Stewart R. Horejsi

/s/ Douglas J. Blattmachr
Douglas J. Blattmachr as President of Alaska Trust
Company, trustee of the Lola Brown Trust No. 1B